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SEC MAIL PROCESSING
Received

MAR 05 2018

WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-48382

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 _____ AND ENDING 12/31/17 _____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenberg Financial Group

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4511 N Campbell Ave. #255
_____
                              (No. and Street)

Tucson   Arizona   85718
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan Maxwell   520-544-4909
_____
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R & A CPAs
_____
              (Name – if individual, state last, first, middle name)

4542 East Camp Lowell Dr., Ste 100 Tucson   Arizona   85712
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Dean Greenberg _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Greenberg Financial Group _____ , as

of December _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

SUSAN J MAXWELL
Notary Public - Arizona
Pima County
My Comm. Expires Aug 8, 2020

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS



R&A CPAs

A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of
Greenberg Financial Group, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Greenberg Financial Group, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules of computation of net capital under Rule 15c3-1, reconciliation of net capital under Rule 17a-5(d)(4) of the Securities and Exchange Commission, and statement pertaining to exemptive provisions under 15c3-3(k) have been subjected to audit procedures performed in conjunction with the audit of Greenberg Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedules of computation of net capital under Rule 15c3-1, reconciliation of net capital under Rule 17a-5(d)(4) of the Securities and Exchange Commission, and statement pertaining to exemptive provisions under 15c3-3(k) are fairly stated, in all material respects, in relation to the financial statements as a whole.

R&A CPAs

A Professional Corporation

We have served as the Company's auditor since 2015.

Tucson, Arizona
February 28, 2018

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	902
Receivable from broker-dealer		31,838
Prepaid expenses		892
Total current assets		33,632

LONG-TERM ASSETS

Property and equipment, net	139
Cash surrender value of life insurance, net	164,051
RBC correspondence deposit	35,000
Total long-term assets	199,190

TOTAL ASSETS $ 232,822

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable	$	33,799
Accrued payroll and related taxes		51,725
Retirement plan payable		37,619
Line of credit		77,000
Total current liabilities		200,143

STOCKHOLDER'S EQUITY

Common stock, no par value;
1,000,000 shares authorized, 8,667 shares issued

and outstanding	477,319
Treasury stock (667 shares)	(58,000)
Accumulated deficit	(386,640)
Total stockholder equity	32,679

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $ 232,822

The accompanying notes are an integral part of the financial statements.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT OF OPERATIONS
Year Ended December 31, 2017

REVENUES

Management and investment advisory fees	$	1,866,654
Commission income		404,652
Broker-dealer fees		205,002
Other Income		29,275
Total revenues		2,505,583

EXPENSES

Employee compensation and benefits	1,845,698
Advertising, promoting and seminars	251,502
Occupancy costs	160,673
Office expenses	120,698
Professional and consulting fees	59,546
Floor brokerage, exchange and clearance fees	37,582
Quotation services and communications	29,304
Interest expense	6,881
Total expenses	2,511,884

NET LOSS $ (6,301)

The accompanying notes are an integral part of the financial statements.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2017

	Common Stock		Treasury Stock		Accumulated	
	Shares	Amount	Shares	Amount	Deficit	Total
BALANCE, DECEMBER 31, 2016	8,667	$ 422,319	667	$ (58,000)	$ (327,872)	$ 36,447
Contributions	-	55,000	-	-	-	55,000
Distributions	-	-	-	-	(52,467)	(52,467)
Net loss	-	-	-	-	(6,301)	(6,301)
BALANCE, DECEMBER 31, 2017	8,667	$ 477,319	667	$ (58,000)	$ (386,640)	$ 32,679

The accompanying notes are an integral part of the financial statements.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(6,301)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,663
Increase in cash surrender value of life insurance		(19,507)
Effects of changes in operating assets and liabilities:		
Receivable from broker-dealer		(21,009)
Prepaid expenses		(892)
Employee advances/loan		5,432
Accounts payable		(3,440)
Accrued payroll and related taxes		8,399
Accrued interest		(12,152)
Retirement plan payable		4,784
Net cash used in operating activities		(43,023)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments on life insurance policies		(18,754)
Repayment of withdrawls from life insurance policies		(20,684)
Net cash used in investing activities		(39,438)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from draws on line of credit		748,500
Payments on line of credit		(706,500)
Stockholder distributions		(52,467)
Stockholder contributions		55,000
Net cash provided by financing activities		44,533
NET DECREASE IN CASH AND CASH EQUIVALENTS		(37,928)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		38,830
CASH AND CASH EQUIVALENTS, END OF YEAR	$	902
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$	6,881

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Greenberg Financial Group, Inc. (the "Company") was incorporated under the laws of the State of Arizona in 1998. The Company originally operated as a limited liability company and has been a registered investment advisory firm since its inception in 1995. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA").

The Company executes all of its brokerage transactions through a third-party clearinghouse and does not take possession of any of its clients' investment instruments.

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when earned, and expenses are recognized when incurred.

Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all investments with original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment in excess of $3,000 are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred. When items of property or equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in current income.

Depreciation has been computed over the following estimated useful lives:

Office equipment	5 – 7 years
Office furniture	7 – 10 years
Leasehold improvements	7 – 10 years

Cash Surrender Value of Life Insurance
The cash surrender value of life insurance relates to policies covering the Company's stockholder. The ultimate performance of the life insurance policies is dependent upon the insurance company's ability to honor the policies. The Company is the owner and beneficiary on the policies.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Correspondence Deposit
The Company has an interest-bearing deposit held by the clearing firm of $35,000 at December 31, 2017.

Revenue and Receivables
Investment advisory fees are received quarterly but are recognized as earned over the term of the contract. The Company collects its investment advisory fees on the first day of each quarter in advance and are amortized monthly over the quarter. Commission income and broker-dealer fees are recorded as the related transactions occur. Management considers all receivables as fully collectible. Therefore, no allowance for doubtful accounts is considered necessary.

Commissions
Commissions and other related clearing expenses are recorded on a trade-date basis as the securities transactions occur.

Advertising
The cost of advertising is expensed as incurred. Advertising expenses were $79,295, which does not include promotions or sponsorships of $63,278, for the year ended December 31, 2017.

Income Taxes
The Company, with the consent of its stockholder, has elected to be taxed under sections of federal and state income tax law as an S corporation. As a result of this election, no income taxes are paid by the Company. Instead, the stockholder separately pays tax on their pro rata shares of the Company's income, deductions, losses and credits.

Impairment of Long-Lived Assets
The Company reviews long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Subsequent Events
Management evaluated subsequent events through February 28, 2018, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2017, but prior to February 28, 2018 that provided additional evidence about conditions that existed at December 31, 2017, have been recognized in the financial statements for the year ended December 31, 2017.

NOTE 2 – PROPERTY AND EQUIPMENT

A summary of property and equipment follows:

Office equipment	$	56,726
Office furniture		21,724
Leasehold improvements		96,442
		174,892
Less accumulated depreciation		(174,753)
Total	$	139

Depreciation expense was $1,663 for the year ended December 31, 2017.

NOTE 3 – LINE OF CREDIT

The Company has a $200,000 line of credit with a bank which matures in May 2018. Amounts drawn against the line of credit are payable on demand and bear interest at the bank's prime rate plus 1.75%, with a minimum rate of 5.00% (prime rate was 4.50% at December 31, 2017). The stockholder of the Company guarantees the line of credit. At December 31, 2017, the Company had an outstanding balance of $77,000.

NOTE 4 – LEASE COMMITMENTS

The Company leases office space under a non-cancelable operating lease through October 2021. The lease agreement provides for a renewal option and requires payment of maintenance and insurance. Rent expense on this operating lease was $123,739 for the year ended December 31, 2017.

The Company is subject to a master lease with an LLC owned, in part, by its stockholder. The master lease provides for rental of 33% of the building occupied by the Company through 2021. In connection with that lease, the Company entered into a sub-lease with an unrelated party. The sub-lease provides for lease of approximately 9% of the building. Both the lease and sub-lease provide for operating cost reimbursements in excess of base year expenses. The Company received $26,400 under this sub-lease during the year ended December 31, 2017. These payments are recorded as other income. The sublease expired in September 2011 and is continued as a month-to-month lease.

NOTE 4 – LEASE COMMITMENTS (CONTINUED)

Future minimum rental payments (excluding sublease payments and including estimated maintenance and rental taxes) due under the master lease at December 31, 2017 are:

Years Ending December 31,	Master Lease
2018	$110,799
2019	110,799
2020	110,799
2021	92,333
Total	$424,730

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company purchases its advertising media services from an agency owned by the stockholder's spouse. The amount paid to this agency was $77,521 for the year ended December 31, 2017.

The Company leases its office space from a related party as described in Note 4.

The Company made an employee loan to corporate officer for $10,000. The balance was paid off as of December 31, 2017.

NOTE 6 – RETIREMENT PLAN

The Company has a 401(k) Profit Sharing Plan covering substantially all employees. Participants may voluntarily contribute a percentage of their compensation. The Company matches voluntary employee contributions to the Plan based on a percentage of salary contributed by the participants. The Company paid a matching contribution of $37,619 for the year ended December 31, 2017. The Company did not pay a discretionary profit sharing contribution for the year ended December 31, 2017.

NOTE 7 – CONCENTRATIONS

The Company conducts most of its business with residents of Southern Arizona and could be materially affected by economic fluctuations in that geographic area, as well as changes in the stock market.

NOTE 7 – CONCENTRATIONS (CONTINUED)

The Company maintains its cash balances in financial institutions in Tucson, Arizona. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. From time to time, the Company maintains balances in various operating accounts in excess of Federal Deposit Insurance Corporation insured limits. Management does not believe it is exposed to any significant credit risk on cash and cash equivalents.

NOTE 8 – STOCKHOLDERS' AGREEMENT

The Company has a stockholders' agreement of which key provisions include:

- The Company must make advance disclosure to its stockholder of any proposed employment or independent contractor relationships with the Company by persons or companies related to the stockholder. If the required disclosures are not made, the Company may demand a refund of all monies paid to such related party.

- If the stockholder desires to sell his shares of stock in the Company, the Company has the first option to purchase the shares.

- The Company shall pay for $1 million of insurance on the life of the stockholder. Upon the death of the stockholder, his spouse must relinquish 30% of the stock owned to the Company. The Company must also pay the spouse any differential arising from value of the surrendered stock in excess of the life insurance proceeds. A current employee, if full-time at the time of the stockholder's death, shall have the first option to purchase this 30% interest at the amount paid to the spouse, with terms to be not less than five years with interest of not less than prime plus 1%.

- In the event of the death of the stockholder, the Company shall be obligated to continue paying 50% of his compensation at that time to the spouse until she reaches age 65. The Company will also be obligated to pay for all expenses associated with providing a college education to the stockholder's children through doctorate degrees. No accruals are reflected in these financial statements for these contingent liabilities.

NOTE 9 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchanges Act of 1934. Broker-dealers must maintain minimum net capital requirements. The Company typically computes its net capital using the aggregate indebtedness standard method with the minimum requirement provided for broker-dealers that conduct all customer transactions through another broker-dealer on a fully disclosed basis. Required minimum net capital is the greater of $5,000 or 1/15th of the aggregate indebtedness. At December 31, 2017, the Company had net capital of $31,648 which was $18,305 in excess of its required net capital of $13,343. The Company's aggregate indebtedness to net capital ratio was 6.32 to 1.00.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers or counter parties' ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

NOTE 11 – INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owner.

The Company follows the Financial Accounting Standards Board's requirements for accounting for uncertain tax positions. The Company has determined that it is not required to record a liability related to uncertain tax positions as a result of these requirements.

The federal and state income tax returns of the Company for 2014, 2015, and 2016 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 12 – LEGAL CONTINGENCIES

The Company is periodically a party to various legal actions which arise in the normal course of business, the aggregate effect of which, in management's opinion, would not be material to the Company's financial condition.

SUPPLEMENTARY INFORMATION

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

NET CAPITAL

Stockholders' equity, total capital		$ 32,679
Deduct non-allowable assets:		
Prepaid expenses	$ 892	
Non-indebted property and equipment, net	139	
		1,031
Net capital before haircuts on investment securities		31,648
Deduct haircuts on investment securities:		
None	-	
		-

NET CAPITAL $ 31,648

Computation of net capital requirements:

Total liabilities (aggregate indebtedness)	$ 200,143
Required amount	6-2/3%
Computed net capital requirement	$ 13,343

EXCESS NET CAPITAL $ 18,305

Net capital less 10% of aggregate indebtedness	$ 11,634
Ratio of aggregate indebtedness to net capital	6.32

See independent auditors' report on supplementary information.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
RECONCILIATION OF NET CAPITAL UNDER RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

The differences that exist between the net capital computation
and the corresponding calculations included in the Company's
Form X17A-5 Part IIA filing are immaterial.

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
STATEMENT PERTAINING TO EXEMPTIVE
PROVISIONS UNDER 15c3-3(k)
December 31, 2017

Computation for Determination of Reserve
Requirement Under Exhibit A
of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii)

Information Relating to Possession
and Control Requirements
Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii)

See independent auditors' report on supplementary information.



R&A CPAs
A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of
Greenberg Financial Group, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Greenberg Financial Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

R&A CPAs

A Professional Corporation

Tucson, Arizona
February 28, 2018



Exemption Report
Greenberg Financial Group
12/31/2017

Under provision 240.15c3-3 (k) of the Securities and Exchange Act, Greenberg Financial Group qualifies for the exemption from section 240.15c3-3(k) (2) (ii).

Greenberg Financial Group as an introducing broker/dealer did not accept any customer checks written to the firm, nor did the firm receive any customer securities. The firm's minimum net capital requirement for 2017 was $5,000.00.

To the best of my knowledge Greenberg Financial Group has met all the requirements to claim the exemption, and has not had any exceptions to the exemption provision, for the year ended December 2017.

Dean Greenberg
President
Greenberg Financial Group

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS AND FORM SIPC-7



R&A CPAs
A PROFESSIONAL CORPORATION

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Stockholder of
Greenberg Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Greenberg Financial Group, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SPIC-7") of Greenberg Financial Group, Inc. for the year ended December 31, 2017, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. Greenberg Financial Group, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in the Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in the Form SIPC-7 for the year ended December 31, 2017, noting no differences.

3) Compared any adjustments reported in the Form SIPC-7 with supporting schedules and working papers, noting a difference of $233, which resulted in no change to the assessment.

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5) There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Firm SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

R&A CPAs

A Professional Corporation

Tucson, Arizona
February 28, 2018

SIPC-7	**SECURITIES INVESTOR PROTECTION CORPORATION**	**SIPC-7**
(35-REV 6/17)	P.O. Box 92185 Washington, D.C. 20090-2185	(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14****2828****************MIXED AADC 220
48382   FINRA   DEC
GREENBERG FINANCIAL GROUP
ATTN: SUE MAXWELL
4511 N CAMPBELL AVE # 255
TUCSON, AZ 85718-6423

COPY

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,647

    B. Less payment made with SIPC-6 filed (exclude interest)   (1,273)
       7/21/17
       Date Paid

    C. Less prior overpayment applied   (0)

    D. Assessment balance due or (overpayment)   1,374

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   0

    F. Total assessment balance and interest due (or overpayment carried forward) $ 1,374

    G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 1,374

    H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Greenberg Financial Group
(Name of Corporation, Partnership or other organization)

Susan J. Maxwell
(Authorized Signature)

Dated the 6 day of February, 20 18.

Vice President FIN-OP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,505,582

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above _____

(2) Net loss from principal transactions in securities in trading accounts _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts _____

Total additions   ө

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   360,534

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation _____

(5) Net gain from securities in investment accounts _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   139,074

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Rent Income, Postage Rebate, Broker Rebates   234,277
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 6,822

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $_____

Enter the greater of line (i) or (ii)   6,822

Total deductions   740,707

2d. SIPC Net Operating Revenues $ 1,764,875

2e. General Assessment @ .0015 $ 2,647
(to page 1, line 2.A.)

2

GREENBERG FINANCIAL GROUP, INC.
(an S Corporation)
Tucson, Arizona

FINANCIAL STATEMENTS, INDEPENDENT AUDITORS' REPORTS,
SUPPLEMENTARY INFORMATION, EXEMPTION REPORT, AND
FORM SIPC-7
December 31, 2017

CONFIDENTIAL